Exhibit 3.1

Section 1.06(b) of the Bylaws of Mercer Insurance Group, Inc. was amended and restated in its entirety on November 30. 2010 to read as follows:

“Special Meetings.  A special meeting of the shareholders duly called shall not be organized for the transaction of business unless a quorum is present.  The presence in person or by proxy of shareholders entitled to cast at least fifty percent (50%) of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on such matter.  The shareholders present at a duly organized special meeting can continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.”